Exhibit 99.1

AirMedia Enters into Amendment No. 4 to Merger Agreement for Going Private Transaction

BEIJING, July 31, 2017 -- AirMedia Group Inc. (“AirMedia” or the “Company”) (Nasdaq: AMCN), an operator of out-of-home advertising platforms in China targeting mid-to-high-end consumers as well as a first-mover in the travel Wi-Fi market, today announced that on July 31, 2017, it entered into Amendment No. 4 to the Agreement and Plan of Merger (the “Merger Agreement Amendment No. 4”) to amend that certain Agreement and Plan of Merger (the “Merger Agreement”), dated September 29, 2015, as amended, by and among the Company, AirMedia Holdings Ltd. (“Parent”) and AirMedia Merger Company Limited, a wholly owned subsidiary of Parent (the “Merger Sub”).

The Merger Agreement Amendment No. 4 contains the following major amendments:

1.	The consideration at which Parent will acquire all of the outstanding shares of the Company not already owned by Mr. Herman Guo Man, Ms. Dan Shao and Mr. Qing Xu (collectively, the “Buyer Group,” and such transaction, the “Proposed Transaction”) has been reduced from US$3.00 per ordinary share of the Company (“Shares”) or US$6.00 per American depositary share, each representing two Shares (“ADSs”), to US$2.05 per Share or US$4.10 per ADS.

The Buyer Group intends to fund the Proposed Transaction from the proceeds of a loan facility to be provided by China Merchants Bank Co., Ltd., New York Branch (the “Lender”) pursuant to a debt commitment letter dated July 31, 2017 (the “Debt Commitment Letter”). The funding under the Debt Commitment Letter is subject to various conditions which include, among other customary funding conditions, the deposit of an amount in Renminbi equal to at least 105% of the Renminbi equivalent of the USD principal amount to be borrowed by Merger Sub under the Debt Commitment Letter into an account to be opened with one of the Lender’s PRC branches prior to the funding.

2.	The parent termination fee (the “Parent Termination Fee”) has been increased from US$5.32 million to US$10.64 million;

3.	Parent and Merger Sub have both agreed to, on or prior to October 31, 2017, deposit an amount equal to the Parent Termination Fee into an escrow account or cause the issuance of a letter of credit in the same amount for the benefit of the Company as security for the payment of the Parent Termination Fee;

4.	The Company and its relevant subsidiaries have agreed to facilitate the satisfaction of funding conditions under the Debt Commitment Letter; and

5.	The termination date of the Merger Agreement has been extended from July 31, 2017 to December 31, 2017.

Concurrently with the signing of the Merger Agreement Amendment No. 4, Mr. Guo and Ms. Shao have amended their Limited Guarantee dated September 29, 2015 in favor of the Company in connection with the Merger Agreement to increase the guarantee amount from US$6 million to US$11.64 million.

The Company cautions its shareholders and others considering trading in the Company’s securities that the availability of the Buyer Group’s funding for the Proposed Transaction is subject to various conditions, including the condition in connection with the Debt Committeemen Letter set forth above, which is in turn contingent upon the Buyer Group’s obtaining of sufficient PRC equity financing commitments.

There can be no assurance that all of the funding conditions will be satisfied or that the Proposed Transaction will be consummated. In connection with the Proposed Transaction, the Company has previously filed a transaction statement on Schedule 13E-3, a preliminary proxy statement and related materials with the Securities and Exchange Commission, and expects to soon file an amendment to the Schedule 13E-3 and updated proxy materials with the Securities and Exchange Commission. The amendment to the Schedule 13E-3 will include description of the negotiation process of all the prior amendments to the Merger Agreement as well as all amendments to the Merger Agreement as exhibits to such filing.

About AirMedia Group Inc.

AirMedia Group Inc. (Nasdaq: AMCN) is an operator of out-of-home advertising platforms in China targeting mid-to-high-end consumers as well as a first-mover in the travel Wi-Fi market. AirMedia sells advertisements on the routes operated by several Chinese airlines and at Sinopec’s service stations in China. AirMedia also has concession rights to operate the Wi-Fi systems on trains administered by eight railway administrative bureaus in China as well as on many long-haul buses in China.

For more information about AirMedia, please visit http://www.airmedia.net.cn.

Investor Contact:

Richard Wu

Chief Financial Officer

AirMedia Group Inc.

Tel: +86-10-8460-8678

Email: ir@airmedia.net.cn

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